UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Dorman Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

258278100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP NO. 258278100	Page 2 of 6

1	NAMES OF REPORTING PERSONS Marc H. Berman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,561,349
	6	SHARED VOTING POWER 393,918
	7	SOLE DISPOSITIVE POWER 1,561,349
	8	SHARED DISPOSITIVE POWER 393,918

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,955,267
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a)	Name of Issuer:

Dorman Products, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3400 East Walnut Street
Colmar, PA 18915

Item 2(a)	Name of Person Filing:

Marc H. Berman (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

P.O. Box 27039
Philadelphia, PA 19118

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

258278100

Item 3	Not Applicable

Item 4	Ownership:

The following describes the ownership of Common Stock by the Reporting Person as of December 31, 2021:

(a)	Amount beneficially owned: 1,955,267 shares of Common Stock.[1]

[1]

The above amount excludes 3,263,025 shares of Common Stock that, as of December 31, 2021, may be deemed beneficially owned by the Shareholders (as defined below) (other than the shares held directly by Marc H. Berman, his spouse or trusts for which he or his spouse serves as trustee or as a co-trustee) as to all of which shares Marc H. Berman disclaims beneficial ownership.

Pursuant to the Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006 (the “Shareholders’ Agreement”), among Steven L. Berman, the late Richard N. Berman, Jordan S. Berman, Marc H. Berman, Fred B. Berman, Deanna Berman and the additional shareholders named therein (each, a “Shareholder” and together, the “Shareholders”), except as otherwise provided in the Shareholders’ Agreement with respect to Jordan S. Berman and Deanna Berman, each Shareholder has granted each other Shareholder rights of first refusal, exercisable on a pro rata basis or in such other proportions as the exercising Shareholders may agree, to purchase shares of Common Stock of the Issuer which any of such Shareholders or, upon their death, their respective estate, proposes to sell to third parties. The Issuer has agreed with the Shareholders that, upon the death of each respective Shareholder, to the extent that any of their shares are not purchased by any of the surviving Shareholders and may not be sold without registration under the Securities Act of 1933, as amended (the “1933 Act”), the Issuer will use its best efforts to cause those shares to be registered under the 1933 Act. The expenses of any such registration will be borne by the estate of the deceased Shareholder. Deanna Berman is Marc H. Berman’s mother and the spouse of Marc H. Berman’s father, Jordan S. Berman. Steven L. Berman and Fred B. Berman are Marc H. Berman’s brothers. The additional Shareholders party to the Shareholders’ Agreement are trusts affiliated with Steven L. Berman, the late Richard N. Berman, Jordan S. Berman, Marc H. Berman or Fred B. Berman, or each person’s respective spouse or children.

The filing of this Schedule 13G shall not be construed as an admission that (a) the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by the Reporting Person.

(b)	Percent of class: 6.2% (based on 31,602,805 shares of Common Stock outstanding as of December 31, 2021)

(c)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: 1,561,349[2]

(ii)	shared power to vote or to direct the vote: 393,918[3]

(iii)	sole power to dispose or to direct the disposition of: 1,561,349[4]

(iv)	shared power to dispose or to direct the disposition of: 393,918[5]

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

As discussed in Item 4, certain shares of Common Stock that the Reporting Person may be deemed to own beneficially are held by or on behalf of persons other than the Reporting Person, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

[2]	Includes (i) 120,172 shares held directly by the Reporting Person, and (ii) 1,441,177 shares held by various trusts for which the Reporting Person serves as trustee.
[3]

Includes (i) 11,143 shares held by the Reporting Person’s spouse, and (ii) 212,022 shares held by various trusts for which the Reporting Person’s spouse serves as trustee, as to which shares the Reporting Person may be deemed to have shared beneficial ownership. The Reporting Person disclaims beneficial ownership of these shares. Also includes (i) 32,938 shares held by a trust for which the Reporting Person and his spouse serve as co-trustees and (ii) 137,815 shares held by various trusts for which the Reporting Person and one of his sisters-in-law serve as a co-trustee.

[4]	Includes (i) 120,172 shares held directly by the Reporting Person, and (ii) 1,441,177 shares held by various trusts for which the Reporting Person serves as trustee.
[5]

Includes (i) 11,143 shares held by the Reporting Person’s spouse, and (ii) 212,022 shares held by various trusts for which the Reporting Person’s spouse serves as trustee, as to which shares the Reporting Person may be deemed to have shared beneficial ownership. The Reporting Person disclaims beneficial ownership of these shares. Also includes (i) 32,938 shares held by a trust for which the Reporting Person and his spouse serve as co-trustees and (ii) 137,815 shares held by various trusts for which the Reporting Person and one of his sisters-in-law serve as a co-trustee.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2022	By:	/s/ Marc H. Berman

Name: Marc H. Berman